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Corporate Communications / Investor Relations




06015930

Date	July 31, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated :

July 31, 2006 **VNU Names New Legal Chief For Its Marketing Information Group**

With kind regards,
VNU bv



Marianne Damad

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 09 2006
WASH, D.C.
190



VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date July 31, 2006


SEC MAIL
PROCESSING
RECEIVED
AUG 0 9 2006
WASH., D.C.
190
SECTION

VNU NAMES NEW LEGAL CHIEF FOR ITS MARKETING INFORMATION GROUP

Dallmeyer to Succeed Riehl as General Counsel for MI, ACNielsen

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, today named R. Ford Dallmeyer senior vice president and general counsel of its VNU Marketing Information (MI) group and ACNielsen.

Dallmeyer succeeds Edward J. Riehl, who is retiring after nearly 40 years in the education and legal professions, the last 10 years with ACNielsen and VNU. In his new role, Dallmeyer reports to both Earl H. Doppelt, executive vice president and chief legal officer of VNU, and Steven M. Schmidt, president and CEO of VNU Marketing Information and ACNielsen.

"Ford is an outstanding attorney, with extensive knowledge of our key legal and business issues, and deep expertise in commercial, international and intellectual property law and acquisitions and divestitures," said Doppelt. "We are fortunate to have someone of his caliber to take on this important role within VNU's largest business group. We wish both Ford and his predecessor, Ed Riehl, the best of success in the future."

Dallmeyer most recently was senior vice president and general counsel for Nielsen Media Research International, a unit of VNU Media Measurement & Information. Earlier, he served as chief regional counsel, Asia Pacific, for VNU MI and ACNielsen, and before that, chief counsel, acquisitions, for ACNielsen. He joined ACNielsen in 1985 as an assistant general counsel, after beginning his legal career in the Chicago law firm of Tenney & Bentley, where he rose to partner. Dallmeyer received his undergraduate degree from Dartmouth College, Hanover, New Hampshire, USA, and his law degree from the University of Chicago Law School.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92